Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-163632

Pricing Supplement dated February 3, 2010 (To the Prospectus dated January 11, 2010, Prospectus Supplement dated January 11, 2010, and Product Prospectus Supplement dated January 11, 2010)

$1,247,000 Reverse Convertible Notes, each Linked to the Common Stock of a Single Reference Stock Issuer

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus, the prospectus supplement and the product prospectus supplement.

General:
This pricing supplement relates to two (2) separate Reverse Convertible Notes (“RevCons”) offerings.  Each RevCon offering is a separate offering of Notes linked to one, and only one, Reference Stock.  All of the Notes offered by this pricing supplement are collectively referred to as the “Notes”. If you wish to participate in more than one RevCon offering, you must separately purchase the applicable Notes.  The Notes offered by this pricing supplement do not represent Notes linked to a basket of some or all of the Reference Stocks.

Issuer:		Royal Bank of Canada (“Royal Bank”)

Issue:		Senior Medium-Term Notes, Series D

Pricing Date:		February 3, 2010

Issuance Date:		February 8, 2010

Denominations:		Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Deposit Currency		U.S. Dollars

Coupon Payment:		Each coupon will be paid in equal monthly payments. (30/360)

Coupon Payment Date(s):		The coupon will be paid on the eighth business day of each month during the term of the note, except for the final coupon, which will be paid on the Maturity Date.

Valuation Date:		May 3, 2010

Maturity Date:		May 6, 2010

Reference Stock:
No.	Principal Amount	Reference Stock	Ticker	Coupon Rate	Initial Share Price	Barrier Price	CUSIP

1804	$342,000	Sprint Nextel Corporation	S	25.44%	$3.60	$2.70	78008HVU1

1806	$905,000	Freeport-McMoRan Copper & Gold Inc.	FCX	12.50%	$70.46	$52.85	78008HVW7
Term:	3 months

Initial Share Price:	The price of the Reference Stock on the Pricing Date.

Final Share Price:	The price of the Reference Stock on the Valuation Date.

Payment at Maturity (if held to maturity):	For each $1,000 principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless:

(i) the Final Stock Price is less than the Initial Stock Price; and

(ii) on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.

If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the applicable Reference Stock.

Monitoring Period:	From and excluding the Pricing Date to and including the applicable Valuation Date.

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Share Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Calculation Agent:	RBC Capital Markets Corporation

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated In the Master Note
All of the terms appearing above the item captioned “Secondary Market” on the cover page of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-1 of the prospectus supplement and “Additional Risk Factors Specific To Your Notes” beginning on page PS-3 of the product prospectus supplement and “Selected Risk Considerations” in this pricing supplement.

The Notes will not be listed on any U.S. securities exchange.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities  laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you will experience an immediate and substantial decline in the value of your Notes on the issue date.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada

RevCon# 1804	100%	0.10%	99.90%
	$342,000	$342.00	$341,658

RevCon# 1806	100%	0%	100%
	$905,000	$0.00	$905,000

RBC Capital Markets Corporation
February 3, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

•	Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

•	Product Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000082/m110100424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of any Reference Stock.  The hypothetical terms do not represent the terms of an actual Note and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of any Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), assuming an Initial Share Price of $100, a Barrier Price of 60% and an initial investment of $1,000. Hypothetical Final Share Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Share Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does not fall below the Barrier Price at any time during the Monitoring Period. The third column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does fall below the Barrier Price during the Monitoring Period.  The fourth column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fifth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Hypothetical Final Share Price	If the closing market price of the Reference Stock does not fall below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	If the closing market price of the Reference Stock falls below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$200	100.00%	100.00%	n/a	n/a
$175	100.00%	100.00%	n/a	n/a
$150	100.00%	100.00%	n/a	n/a
$125	100.00%	100.00%	n/a	n/a
$100	100.00%	100.00%	n/a	n/a
$90	100.00%	Physical or Cash Delivery Amount	10	$900
$80	100.00%	Physical or Cash Delivery Amount	10	$800
$70	100.00%	Physical or Cash Delivery Amount	10	$700
$60	100.00%	Physical or Cash Delivery Amount	10	$600
$59.50	n/a	Physical or Cash Delivery Amount	10	$595
$50.00	n/a	Physical or Cash Delivery Amount	10	$500
$25.00	n/a	Physical or Cash Delivery Amount	10	$250
$0.00	n/a	Physical or Cash Delivery Amount	10	$0.00

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous.  The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the applicable Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial portion of their principal amount if there is a decline in the trading price of the Reference Stock between the pricing date and the valuation date.

•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

Certain U.S. Federal Income Tax Considerations:

•
RevCon 78008HVU1 (S):  0.25% of each stated interest payment (25.44% in total) will be treated as an interest payment and 25.19% of each stated interest payment (25.44% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

•
RevCon 78008HVW7 (FCX):  0.25% of each stated interest payment (12.50% in total) will be treated as an interest payment and 12.25% of each stated interest payment (12.50% in total) will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 11, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

Information Regarding the Issuers of the Reference Stocks

Each Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding each Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding each issuer of the Reference Stocks is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

•
Sprint Nextel Corporation offers a range of wireless and wireline communications services to consumer, business, and government customers.  The Company develops, engineers, and deploys various technologies, including two wireless networks offering mobile data services, instant national and international push-to-talk capabilities, and a global Tier 1 Internet backbone.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-04721

•
Freeport-McMoRan Copper & Gold Inc., through its subsidiary, is a copper, gold and molybdenum mining company. The Company primarily mines for copper and owns mining interests in Chile and Indonesia. Freeport-McMoRan Copper & Gold Inc. also, through a subsidiary, is involved in smelting and refining of copper concentrates.

o	Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-11307-01

Historical Information

The graphs below set forth the recent historical performances of each of the Reference Stocks.  In addition, below each graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of each Reference Stock.  The information provided in each table is for the four calendar quarters of 2006, 2007, 2008, 2009, as well as for the period from January 1, 2010 to February 3, 2010.

We obtained the information regarding the historical performance of the Reference Stocks in the charts below from Bloomberg Financial Markets and FactSet Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and FactSet Research Systems Inc.  The historical performance of the Reference Stocks should not be taken as an indication of future performance, and no assurance can be given as to the market prices of any Reference Stock on the applicable Valuation Date.  We cannot give you assurance that the performance of any Reference Stock will not result in the loss of all or part of your investment.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	23.81	20.38	23.44
4/1/2006	6/30/2006	24.39	19.33	19.99
7/1/2006	9/29/2006	20.80	15.92	17.15
9/30/2006	12/29/2006	20.63	16.75	18.89

1/1/2007	3/30/2007	20.42	16.93	18.96
3/31/2007	6/29/2007	23.42	18.89	20.71
6/30/2007	9/28/2007	22.64	17.24	19.00
9/29/2007	12/31/2007	19.70	12.96	13.13

1/1/2008	3/31/2008	13.16	5.48	6.69
4/1/2008	6/30/2008	9.94	6.27	9.50
7/1/2008	9/30/2008	9.75	5.75	6.10
10/1/2008	12/31/2008	6.72	1.35	1.83

1/1/2009	3/31/2009	4.20	1.83	3.57
4/1/2009	6/30/2009	5.94	3.49	4.81
7/1/2009	9/30/2009	4.91	3.47	3.95
10/1/2009	12/31/2009	4.41	2.78	3.66

1/1/2010	2/3/2010	4.23	3.25	3.60

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	60.93	44.16	56.59
4/1/2006	6/30/2006	68.36	41.46	53.30
7/1/2006	9/29/2006	59.92	45.77	51.96
9/30/2006	12/29/2006	62.14	46.44	55.73

1/1/2007	3/30/2007	67.19	48.85	66.19
3/31/2007	6/29/2007	85.50	65.62	82.82
6/30/2007	9/28/2007	110.60	67.07	104.89
9/29/2007	12/31/2007	120.20	85.71	102.44

1/1/2008	3/31/2008	107.37	68.96	96.22
4/1/2008	6/30/2008	127.24	93.00	117.19
7/1/2008	9/30/2008	117.11	51.21	56.85
10/1/2008	12/31/2008	56.75	15.70	23.73

1/1/2009	3/31/2009	43.45	21.16	38.11
4/1/2009	6/30/2009	61.55	36.60	50.11
7/1/2009	9/30/2009	73.43	43.19	68.61
10/1/2009	12/31/2009	87.35	63.00	80.29

1/1/2010	2/3/2010	90.55	66.20	70.46

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about February 8, 2010, which is the third business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation.  This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

Royal Bank of Canada

Senior Global Medium-Term Notes, Series D

Reverse Convertible Notes

February  3, 2010